UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_________________

AMENDMENT NO. 2
TO
SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR SECTION 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

TICKETS.COM, INC.
(Name of Subject Company)
MLBAM ACQUISITION CORP.
MLB ADVANCED MEDIA, L.P.
(Names of Filing Persons (Offeror))
COMMON STOCK, PAR VALUE $0.000225 PER SHARE
(Title of Class of Securities)
88633M200
(CUSIP Number of Class of Securities)
Michael J. Mellis
Senior Vice President and General Counsel
MLBAM Acquisition Corp.
MLB Advanced Media, L.P.
75 Ninth Avenue
New York, New York 10011
Tel.: (212) 485-3444
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing persons)

With a copy to:

Jay O. Rothman
Foley & Lardner LLP
777 East Wisconsin Avenue
Milwaukee, Wisconsin 53202
Tel.: (414) 271-2400

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$12,702,412.80	$1,496

*Estimated for purposes of calculating the amount of the filing fee only. The fee was calculated by multiplying $1.10 (the per share tender offer price) by the 11,547,648 potentially outstanding shares of Common Stock (assuming for this purpose, (1) the conversion of 4,166,669 shares of Series F Preferred Stock into 1,451,059 shares of Common Stock; (2) the exercise of warrants to purchase a total of 13,656 shares of Common Stock; and (3) the exercise of options to purchase 399,410 shares of Common Stock) sought in the Offer, which gives an aggregate consideration of $12,702,412.80

** Calculated by multiplying the Transaction Value by 0.00011770 in accordance with Rule 0-11(d), and based on Fee Rate Advisory #6 for Fiscal Year 2005 issued by the Securities and Exchange Commission on December 9, 2004.

|X|	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previous Paid:	$1,496.00	Filing Parties:	MLB Advanced Media, L.P.
			MLBAM Acquisition Corp.
Form or Registration No.:	Schedule TO-T	Date Filed:	February 17, 2005

|_|	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|X|	third-party tender offer subject to Rule 14d-1.
|_|	issuer tender offer subject to Rule 13e-4.
|_|	going-private transaction subject to Rule 13e-3.
|_|	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

        This Amendment No. 2 to the Tender Offer Statement on Schedule TO (this “Amendment No. 2 to Schedule TO”) relates to the offer by MLBAM Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of MLB Advanced Media, L.P., a Delaware limited partnership (“Parent”), to purchase all of the outstanding shares of common stock, par value $0.000225 per share (the “Shares”), of Tickets.com, Inc., a Delaware corporation (the “Company”), at a purchase price of $1.10 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 17, 2005 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal,” which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the “Offer”). Copies of the Offer to Purchase and the related Letter of Transmittal were previously filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Amendment No. 2 to Schedule TO is being filed on behalf of Purchaser and Parent.

        The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment No. 2 to Schedule TO by reference to all of the applicable terms and exhibits set forth in the Schedule TO, except that the information in the Offer to Purchase is hereby amended to the extent specifically provided herein.

ITEM 4.

        Item 4 of Schedule TO, which incorporates by reference information contained in the Offer to Purchase and Letter of Transmittal, is hereby amended and supplemented as follows:

        (a)        The information set forth in Section 14 (“Conditions to the Offer”) of the Offer to Purchase is incorporated herein by reference and is amended by adding, directly after the first paragraph following subsection (j) under the subheading “Conditions Contained in Annex I to the Merger Agreement,” the following:

        “Parent and Purchaser believe that the parenthetical language in the first sentence of the previous paragraph regarding “action or inaction by Parent or Purchaser” is intended to ensure that Parent or Purchaser taking action in response to a circumstance, or failing to do so, will not be asserted by the Company as a waiver by Parent or Purchaser of the right to terminate the Offer in the presence of circumstances that would otherwise entitle Parent or Purchaser to do so. Parent and Purchaser also believe that such language does not otherwise affect the terms, existence or occurrence of any of the conditions, and is not intended to provide Parent or Purchaser with any affirmative opportunity to, or form the basis upon which Parent or Purchaser could, control or exercise discretion over whether any of the conditions exists or occurs. Parent and Purchaser expressly disclaim any intention to interpret such language in that manner.

        In addition, with respect to the conditions in subparagraphs (b) and (c) above, Parent and Purchaser believe the following objectively verifiable actions must occur or circumstances exist in order to implicate such conditions:

•	with respect to subparagraph (b), there must be an action instituted by a Governmental Entity having jurisdiction over the parties, such as an injunction, lawsuit or order; and with respect to subparagraph (c), there must be an overt and identified threat by a Governmental Entity, in writing, to institute such an action; and

•	in either case, such action must either (i) expressly seek to delay or prevent the Offer or the Merger or result in one of the other circumstances specified in that condition, or (ii) if not expressly sought, nevertheless be reasonably likely to result in such an effect as a direct consequence if successful.

        Parent and Purchaser believe that a “reasonable probability of success” in subparagraph (c) above means that neither Parent nor Purchaser may determine in its sole discretion whether the threatened action would be successful and invoke the condition on the basis of that determination; rather, the determination must be made in light of what a reasonable person would determine.”

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment to the statement is true, complete and correct.

MLBAM ACQUISITION CORP.
By: /s/ Robert A. Bowman
Robert A. Bowman
President and Chief Executive Officer
MLB ADVANCED MEDIA, L.P., by MLB
Advanced Media, Inc., its General Partner
By: /s/ Michael J. Mellis
Michael J. Mellis
Senior Vice President and
General Counsel

Dated: March 17, 2005

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase dated February 17, 2005. **
(a)(1)(B)	Form of Letter of Transmittal. **
(a)(1)(C)	Form of Notice of Guaranteed Delivery. **
(a)(1)(D)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(E)	Form of Letter from Purchaser to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. **
(a)(1)(F)	Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to Clients. **
(a)(5)(A)	Form of Joint Press Release issued by Parent, Purchaser and the Company dated February 15, 2005. **
(a)(5)(B)	Form of Summary Advertisement published in The Wall Street Journal on February 17, 2005. **
(a)(5)(C)	Letter to Stockholders from Robert A. Bowman dated March 9, 2005. **
(b)	Credit Agreement dated as of January 28, 2005, by and among Parent, Bank of America, N.A., and JPMorgan Chase Bank, N.A. **
(d)(1)	Agreement and Plan of Merger, dated as of February 14, 2005, by and among Parent, Purchaser, and the Company (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by the Company on February 15, 2005). **
(d)(2)	Securities Purchase Agreement, dated as of February 14, 2005, by and among Parent, Purchaser, General Atlantic Partners 74, L.P., General Atlantic Partners 54, L.P., GAP Coinvestment Partners II, L.P., and GapStar, LLC (incorporated by reference to Exhibit 2.2 to the Form 8-K filed by the Company on February 15, 2005). **
(d)(3)	Stockholder Agreement, dated as February 14, 2005, by and among Parent, Purchaser, General Atlantic Partners 74, L.P., General Atlantic Partners 54, L.P., General Atlantic Partners 46, L.P., GAP Coinvestment Partners, L.P., GAP Coinvestment Partners II, L.P., and GapStar, LLC (incorporated by reference to Exhibit 2.5 to the Form 8-K filed by the Company on February 15, 2005. **
(d)(4)	Stockholder Agreement, dated as February 14, 2005, by and among Parent, Purchaser, and International Capital Partners, Inc. Profit Sharing Trust (incorporated by reference to Exhibit 2.3 to the Form 8-K filed by the Company on February 15, 2005). **
(d)(5)	Stockholder Agreement, dated as February 14, 2005, by and among Parent, Purchaser, Sports Capital Partners, L.P., Sports Capital Partners (Cayman Islands), L.P., and Sports Capital Partners CEV, LLC (incorporated by reference to Exhibit 2.4 to the Form 8-K filed by the Company on February 15, 2005). **
(d)(6)	Stockholder Agreement, dated as February 14, 2005, by and among Parent, Purchaser, Competiber, S.A., Mr. Ignacio Suarez-Zuloaga, Mr. Ramon Suarez, and Valor XXI SICAV, S.A (incorporated by reference to Exhibit 2.6 to the Form 8-K filed by the Company on February 15, 2005). **

(d)(7)	Change of Control Bonus Escrow Agreement dated February 14, 2005, by and among Parent, U.S. Bank, N.A. as escrow agent, and Ron Bension, Robert Murphy, Carl Thomas, Christian Henry, Joseph Manna, Simon Crane, and Elizabeth Webb (incorporated by reference to Exhibit (e)(9) to the Schedule 14D-9 of the Company filed February 17, 2005). **
(d)(8)	Tickets.com, Inc. Schedule of Performance Metrics dated February 14, 2005. **
(d)(9)	Tickets.com, Inc. Financial Projections dated February 14, 2005. **
(d)(10)	Tickets.com, Inc. Q3 Financial Highlights. **
(g)	None.
(h)	None.

**	Previously filed.